Final Term Sheet

Filed pursuant to Rule 433

Dated February 13, 2017

Relating to

Preliminary Prospectus Supplement

dated February 13, 2017 and

Prospectus dated October 21, 2014

Registration No. 333-199500

HEXCEL CORPORATION

$400,000,000 3.950% Senior Notes due 2027

Issuer:	Hexcel Corporation

Security:	3.950% Senior Notes due 2027

Principal Amount:	$400,000,000

Stated Maturity Date:	February 15, 2027

Public Offering Price:	99.559% of principal amount, plus accrued interest, if any, from February 16, 2017

Coupon:	3.950% per year

Yield to Maturity:	4.004%

Spread to Benchmark Treasury:	+157 basis points

Benchmark Treasury:	UST 2.250% due February 15, 2027

Benchmark Treasury Price:	98-12

Benchmark Treasury Yield:	2.434%

Interest Payment Dates:	February 15 and August 15 of each year, beginning on August 15, 2017

Interest Rate Adjustment:	The interest rate on the notes is subject to adjustment as described in the Preliminary Prospectus Supplement.

Optional Redemption:

Prior to November 15, 2026 (i.e., three months prior to the Stated Maturity Date) (the “Par Call Date”), the Issuer may, at its option, in whole at any time or in part from time to time, redeem the notes at a cash redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would have been payable in respect of such notes calculated as if the Stated Maturity Date was the Par Call Date, discounted to the applicable redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.250%, or 25 basis points, plus unpaid interest, if any, accrued thereon to, but not including, the redemption date.

At any time on or after the Par Call Date, the Issuer may, at its option, in whole at any time or in part from time to time, redeem the notes at a cash redemption price equal to 100% of the principal amount of the notes to be redeemed, plus unpaid interest, if any, accrued thereon to, but not including, the redemption date.

Change of Control Repurchase Obligation:	If a Change of Control Repurchase Event (as defined in the Preliminary Prospectus Supplement) occurs, unless the Issuer has exercised its option to redeem the notes in full, the Issuer will be required, subject to certain exceptions, to make an offer to each holder of notes to repurchase all (or, at the election of such holder, any part) of such holder’s notes for cash at a repurchase price equal to 101% of the principal amount of the notes to be repurchased plus unpaid interest, if any, accrued thereon to, but not including, the repurchase date.

Use of Proceeds:	The net proceeds from the offering are estimated to be approximately $394.7 million after deducting the underwriting discount and other estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the offering initially to reduce amounts outstanding under its Revolving Credit Facility (as defined in the Preliminary Prospectus Supplement), but without a reduction in commitment, and thereafter for general corporate purposes, including the repurchase of shares of its outstanding common stock pursuant to the Issuer’s authorized share repurchase program.

Trade Date:	February 13, 2017

Settlement Date:	February 16, 2017 (T+3)

CUSIP / ISIN:	428291AN8 / US428291AN87

Ratings* (Moody’s/S&P):	Baa3 / BBB-

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co.

Senior Co-Managers:	Citizens Capital Markets, Inc. Wells Fargo Securities, LLC

Co-Managers:	SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer have filed with the SEC, including the prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322 or Goldman, Sachs & Co. toll-free at 866-471-2526.

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